UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CoLucid Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

19716T101

(CUSIP Number)

Copies to:

Michael J. Harrington

General Counsel

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Tel: (317) 276-2000

Raymond O. Gietz

Matthew J. Gilroy

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19716T101	13D

1	Names of Reporting Persons ELI LILLY AND COMPANY
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization INDIANA
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 54,683
	8	Shared Voting Power 6,694,843 (1)
	9	Sole Dispositive Power 54,683
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 54,683 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11) 35% (1)
14	Type of Reporting Person CO

(1)	Eli Lilly and Company (“Lilly”) directly owns 54,683 shares of CoLucid Pharmaceuticals, Inc. (the “Issuer”) common stock, which represents approximately 0.3% of all shares outstanding as of January 12, 2017. An aggregate of 6,694,843 shares of the Issuer’s common stock (as represented to Lilly by the Stockholders (defined below)) are subject to Tender and Support Agreements dated as of January 17, 2017 (the “Tender Agreements”) entered into by Lilly, ProCar Acquisition Corporation, a wholly-owned subsidiary of Lilly (“Merger Sub”), and each of Novo A/S, A.M. Pappas Life Science Ventures III, L.P., PV III CEO Fund, LP, Pappas Capital, LLC and TVM Life Science Ventures VII, L.P. (each a “Stockholder,” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders. Lilly expressly disclaims beneficial ownership of any shares of the Issuer’s common stock covered by the Tender Agreements. The aggregate number of shares of the Issuer’s common stock that are subject to the Tender Agreements represent approximately 34.7% of all shares outstanding as of January 12, 2017.

CUSIP No. 19716T101	13D

1	Names of Reporting Persons PROCAR ACQUISITION CORPORATION
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 6,694,843 (2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11) 34.7% (2)
14	Type of Reporting Person CO

(2)	An aggregate of 6,694,843 shares of the Issuer’s common stock (as represented to Merger Sub by the Stockholders) are subject to the Tender Agreements entered into by Lilly, Merger Sub, and each of the Stockholders representing shares beneficially owned by the Stockholders. Merger Sub expressly disclaims beneficial ownership of any shares of the Issuer’s common stock covered by the Tender Agreements. The aggregate number of shares of the Issuer’s common stock that are subject to the Tender Agreements represent approximately 34.7 % of all shares outstanding as of January 12, 2017.

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), issued by CoLucid Pharmaceuticals, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 222 Third Street, Suite 1320, Cambridge, MA 02142.

Item 2.	Identity and Background

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Eli Lilly and Company, an Indiana corporation (“Lilly”), and ProCar Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Lilly (“Merger Sub” and, together with Lilly, the “Reporting Persons”). The address of the principal business and the principal office of each of the Reporting Persons is Lilly Corporate Center, Indianapolis, Indiana 46285. The principal business of Lilly is discovering, developing, manufacturing, and selling pharmaceutical products.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Persons is set forth on Schedule A.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The total amount of funds required by the Reporting Persons to consummate the Offer (as defined below) and purchase all of the outstanding Shares in the Offer and provide funding in connection with the Merger (as defined below) is approximately $960 million, plus related fees and expenses. The Reporting Persons expect to fund these payments out of cash on hand and borrowings at prevailing effective rates under Lilly’s commercial paper program.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction

This statement is being filed in connection with the Merger Agreement (defined below) and the Tender Agreements (defined below).

On January 17, 2017, Lilly, the Issuer and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Lilly has agreed to cause Merger Sub to commence a cash tender offer (the “Offer”) to purchase all of the outstanding Shares at a price per Share equal to $46.50 (the “Offer Price”), net to the seller in cash, without interest and subject to any required tax withholding. The obligations of Merger Sub to, and of Lilly to cause Merger Sub to, accept for payment, and pay for, any Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the condition that the number of Shares validly tendered and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee), together with any Shares beneficially owned by Lilly or any wholly-owned subsidiary of Lilly, equals a majority of the issued and outstanding Shares (assuming the exercise, conversion or exchange of all outstanding warrants, stock options and other obligations, securities or instruments of the Issuer convertible or exchangeable into, or rights of the Issuer exercisable for, Shares and the issuance of all Shares that the Issuer is obligated to issue with respect thereto) as of one minute after 11:59 pm, New York City time, on the date that is 20 business days following the commencement of the Offer. The consummation of the Offer is also conditioned upon, among other things, the expiration or termination of the applicable premerger waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary conditions.

As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of Lilly (the “Surviving Corporation”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”). The Merger will be governed by Section 251(h) of the DGCL, with no stockholder vote required to consummate the Merger. Upon the consummation of the Merger (the “Effective Time”), each Share will be converted into the right to receive cash in an amount equal to the Offer Price (the “Merger Consideration”), without interest and subject to any required tax withholding.

Each Issuer restricted stock unit, whether vested or unvested, that is outstanding immediately prior to the Effective and each Issuer stock option, whether vested or unvested, that is outstanding immediately prior to the Effective Time and has an exercise price that is less than the Merger Consideration will, in each case, terminate and be cancelled as of immediately prior to the Effective Time and the former holder thereof will be entitled to receive an amount in cash determined pursuant to the terms of the Merger Agreement. Each Issuer stock option, whether vested or unvested, that is outstanding immediately prior to the Effective Time and has an exercise price that is equal to or greater than the Merger Consideration shall terminate and be cancelled as of immediately prior to the Effective Time, without any consideration being payable in respect thereof.

As an inducement to enter into the Merger Agreement, and in consideration thereof, Lilly and Merger Sub entered into a Tender and Support Agreement with each of Novo A/S, A.M. Pappas Life Science Ventures III, L.P., PV III CEO Fund, LP, Pappas Capital, LLC and TVM Life Science Ventures VII, L.P. (each a “Stockholder”), each dated as of January 17, 2017 (the “Tender Agreements”). Pursuant to the Tender Agreements, each Stockholder has agreed to tender, and not withdraw, all Shares beneficially owned by them as of the date of the Tender Agreement or acquired by them after such date (collectively, the “Subject Shares”) no later than ten business days after the commencement of the Offer. None of the Reporting Persons paid any consideration to the Stockholders in connection with the execution and delivery of the Tender Agreements.

The Stockholders have also agreed that they will vote their Subject Shares against certain alternative corporate transactions, each as more fully described in the Tender Agreements, until the earliest of (a) the date upon which the Merger Agreement is validly terminated, (b) the Effective Time or (c) the date on which any amendment to the Merger Agreement that adversely affects in any material respect the anticipated benefits to be derived by the Stockholder as a result of the transactions contemplated by the Merger Agreement is executed and delivered. In furtherance of the Stockholders’ covenants under the Tender Agreements, the Stockholders agreed to appoint Lilly as their attorney-in-fact and proxy to vote the Stockholders’ Subject Shares against the corporate transactions described in the immediately preceding sentence.

Shared voting power with respect to the Shares owned by the Stockholders may be deemed to have been acquired through execution of the Tender Agreements. The Reporting Persons have not expended any funds in connection with the execution of the Tender Agreements.

Schedule B attached hereto contains the names and number of Shares beneficially held by each Stockholder (as represented to Lilly by the Stockholders).

The purpose of the Offer is to acquire control of, and ultimately following the Merger, the entire equity interest in, the Issuer while allowing the Issuer’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares into the Offer. After the consummation of the Offer, Lilly and Merger Sub intend to consummate the Merger as soon as practicable, subject to the satisfaction or waiver of certain conditions. At the Effective Time, (i) the certificate of incorporation of the Issuer will be amended as mutually agreed by the Issuer and Lilly, (ii) the bylaws of Issuer will be amended to conform to the bylaws of Merger Sub, as in effect immediately prior to the Effective Time and (iii) the directors and officers of Merger Sub immediately prior to the Effective Time will be the initial directors and officers of the Issuer.

Following the Merger, the Shares will no longer be traded on the NASDAQ Stock Market, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated.

Except as set forth in this statement and in connection with the Merger described above, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in Item 4 of this Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Tender Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement, listed as Exhibit 2.1 hereto, is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on January 18, 2017. A copy of the form of Tender Agreement, listed as as Exhibit 2.2 hereto, is incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 18, 2017.

The Offer has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell Shares, nor is it a substitute for the tender offer materials that Lilly and Merger Sub will file with the SEC upon commencement of the Offer. At the time the Offer is commenced, Lilly and Merger Sub will file tender offer materials on Schedule TO, and the Issuer will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the

Solicitation/Recommendation Statement will contain important information. Holders of Shares are urged to read these documents when they become available because they will contain important information that holders of Issuer securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Shares at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Other than 54,683 Shares beneficially owned by Lilly and those Shares that may be deemed to be beneficially owned in connection with the Tender Agreements, the Reporting Persons have not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, do not beneficially own any Shares.

As a result of the Tender Agreements, (i) Lilly may be deemed to have the power to vote up to an aggregate of 6,749,526 Shares (as represented to Lilly by the Stockholders) against certain matters set forth in Item 4 above, and thus, Lilly may be deemed to be the beneficial owner of, in the aggregate, 6,749,526 Shares and (ii) Merger Sub may be deemed to have the power to vote up to an aggregate of 6,694,843 Shares (as represented to Merger Sub by the Stockholders) against certain matters set forth in Item 4 above, and thus, Merger Sub may be deemed to be the beneficial owner of, in the aggregate, 6,694,843 Shares.

The Reporting Persons are not entitled to any rights as stockholders of the Issuer as to the Shares covered by the Tender Agreements, except as otherwise expressly provided in the Tender Agreements. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owners of any Shares covered by the Tender Agreements.

Except as set forth in this Item 5(a), none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule A hereto beneficially own any Shares.

(c) Except for the Merger Agreement and the Tender Agreements described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Merger Agreement and the Tender Agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to Be Filed as Exhibits

2.1	Agreement and Plan of Merger, dated as of January 17, 2017, by and among Eli Lilly and Company, ProCar Acquisition Corporation and CoLucid Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CoLucid Pharmaceuticals, Inc. with the SEC on January 18, 2017).

2.2	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CoLucid Pharmaceuticals, Inc. with the SEC on January 18, 2017).

99.1	Joint Filing Agreement, dated as of January 27, 2017, by and among Eli Lilly and Company and ProCar Acquisition Corporation.*

*	Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2017	ELI LILLY AND COMPANY

/s/ David A. Ricks
Name: David A. Ricks
Title: President and CEO

Date: January 27, 2017	PROCAR ACQUISITION CORPORATION

/s/ Darren J. Carroll
Name: Darren J. Carroll
Title: President

SCHEDULE A

1. Eli Lilly and Company

The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of Lilly are set forth below. The address of Lilly is: Lilly Corporate Center, Indianapolis, Indiana 46285. Where applicable, the business address listed for each individual not principally employed by Lilly is the address of the corporation or other organization that principally employs that individual as listed below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Lilly. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

Ralph Alvarez	Director; Chairman of the board of Skylark Co., Ltd.

Katherine Baicker, Ph.D.	Director; Professor of Health Economics, Harvard T.H. Chan School of Public Health, Harvard University and Research Associate at the National Bureau of Economic Research

Michael L. Eskew	Director; Former Chairman and Chief Executive Officer of United Parcel Service, Inc.

J. Erik Fyrwald	Director; Chief Executive Officer of Syngenta

R. David Hoover	Director; Former CEO and Chairman of the Board of Ball Corporation

Jamere Jackson	Director; Chief Financial Officer of Nielsen Holdings plc

William G. Kaelin, Jr., M.D.	Director; Professor, Department of Medicine at the Dana-Farber Cancer Institute and at the Brigham and Women’s Hospital, Harvard Medical School

John C. Lechleiter, Ph.D.	Chairman

Juan R. Luciano	Director; Chairman and Chief Executive Officer of Archer Daniels Midland Company Citizenship: United States and Argentina

Ellen R. Marram	Director; President of The Barnegat Group LLC

Franklyn G. Prendergast, M.D., Ph.D.

Director; Emeritus Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology and Emeritus Professor of Molecular Pharmacology and Experimental Therapeutics at the Mayo Medical School

Citizenship: Jamaica

David A. Ricks	Director; President and Chief Executive Officer

Marschall S. Runge, M.D., Ph.D.	Director; Executive Vice President for Medical Affairs at the University of Michigan

Kathi P. Seifert	Director; Retired Executive Vice President of Kimberly-Clark Corporation

Jackson Tai	Director; Former Vice Chairman and Chief Executive Officer of DBS Group Holdings Ltd. and DBS Bank Ltd.

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)

Melissa Stapleton Barnes	Senior Vice President, Enterprise Risk Management, and Chief Ethics and Compliance Officer

Enrique A. Conterno	Senior Vice President and President, Lilly Diabetes Citizenship: United States and Peru

Maria Crowe	President, Manufacturing Operations

Stephen F. Fry	Senior Vice President, Human Resources and Diversity

Michael J. Harrington	Senior Vice President and General Counsel

Jan M. Lundberg, Ph.D.	Senior Vice President and President, Lilly Oncology Citizenship: Sweden

Susan Mahony, Ph.D.	Executive Vice President, Global Services and Chief Financial Officer Citizenship: Great Britain

Barton R. Peterson	Senior Vice President, Corporate Affairs and Communications

Derica W. Rice	Executive Vice President, Global Services, and Chief Financial Officer

Jeffrey N. Simmons	Senior Vice President and President, Elanco Animal Health

Fionnuala M. Walsh, Ph.D.	Senior Vice President, Global Quality

Alfonso G. Zulueta	Senior Vice President and President, Emerging Markets Citizenship: Philippines

2. ProCar Acquisition Corporation

The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of Merger Sub are set forth below. The address of Merger Sub is: Lilly Corporate Center, Indianapolis, Indiana 46285. Where applicable, the business address listed for each individual not principally employed by Merger Sub is the address of the corporation or other organization that principally employs that individual as listed below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Lilly. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

Darren J. Carroll	Director; President

Martin Bott	Director Citizenship: Germany

Joshua Smiley	Director; Vice President and Treasurer

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)

Bronwen Mantlo	Secretary

David P. Lewis	Vice President, Corporate Tax and Assistant Treasurer

SCHEDULE B

Stockholder	Shares Beneficially Owned (1)
Novo A/S	3,156,563
A.M. Pappas Life Science Ventures III, L.P.	1,888,609
PV III CEO Fund, LP	98,757
Pappas Capital, LLC	5,528
TVM Life Science Ventures VII, L.P.	1,545,386

(1)	As of January 17, 2017, as provided by the Stockholders.